10945/7

2-1-02


02016445


RECD S.E.C.
FEB 27 2002
080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
MAR 11 2002
THOMSON
FINANCIAL

For the month of February, 2002

Toyota Motor Corporation
(Translation of Registrant's Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Materials Contained in this Report:

1. English translation of a press release, dated February 20, 2002, announcing the repurchase by Toyota Motor Corporation (the "Company") of 5,791,900 outstanding shares of the Company's common stock for an aggregate purchase price of JPY19,999,841,000.

2. English translation of Amendment No.6 to the Substantial Shareholding Report, relating to the Company's investment in companies in which the Company is a substantial investor, that was filed on February 19, 2002 with the Director of the Tokai Local Finance Bureau.

3. English translation of a press release, dated February 27, 2002, announcing the execution of a memorandum setting forth the intention of the Company and Toyota Woodyou Home Corporation ("TWH") to convert TWH into a wholly owned subsidiary of the Company via an exchange of shares on October 1, 2002.

I

[Translation]

To Whom It May Concern:

February 20, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Repurchase of Shares from the Market

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares from the market as follows pursuant to the provisions of Article 3, paragraph 1 of the former Law on Special Exceptions to the Commercial Code Concerning Procedures for Cancellation of Shares, under the application of Article 3, paragraph 4 of the Supplementary Provisions of the Law Concerning the Partial Amendments of the Commercial Code, etc (Law No. 79, June 29, 2001).

1.	Purchase period	February 1, 2002 through February 19, 2002
2.	Aggregate purchase price of shares	JPY 19,999,841,000
3.	Number of shares repurchased	5,791,900 shares
4.	Method of repurchase	Purchase on the Tokyo Stock Exchange

[Reference]
Details of the authorization given at the meeting of the board of directors
(January 25, 2002)

• Type of shares to be repurchased	Par value shares of common stock of TMC
• Aggregate purchase price of shares	Up to JPY 150,000,000,000
• Aggregate number of shares to be repurchased	Up to 45,000,000 shares

# # #

Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
(0565) 23-1520~4 (Head Office)
(052) 952-3461~3 (Nagoya)

II

[TRANSLATION]

Form No. 1 (1)

Amendment No.6 (a)

(Report in accordance with Article 27-25, Paragraph 1 of the Securities and Exchange Law)

Acceptance			
Accepting Local Finance Bureau	Accepted Year	Local Finance Bureau in Charge	Number

To: Director of Tokai Local Finance Bureau

Name Fujio Cho, President, Toyota Motor Corporation (b)
Address or head office location 1 Toyota-cho, Toyota City, Aichi Prefecture (b)

Effective date of reporting duty February 13, 2002 (c)
Submitted on February 19, 2002

I. Matters Regarding Submitter

1. Issuing company (d)

Name of issuing company	Toyoda Machine Works, Ltd.	Company code	6206
		*①. Listed	2.Over-the-counter
Listed securities exchange	* ①. Tokyo ②. Osaka ③. Nagoya 4. Fukuoka 5. Sapporo		
Head office location	1, Asahi-machi 1-chome, Kariya City, Aichi		

Page number/Total page number	1/10
Total number of submitter and joint holders	2
Submitting method (e)	* ①. Jointly 2. Others

2. Submitter (Substantial Shareholder) (f)

* 1. Individual ②. Judicial person (①. Joint stock company 2. Limited liability company 3. Other ( ))				
(Pronunciation)	[omitted in translation]			
Name	Toyota Motor Corporataion			
(Pronunciation)	[omitted in translation]			
Address or head office location	1 Toyota-cho, Toyota City, Aichi Prefecture, 471-8571			
(Pronunciation)	[omitted in translation]			
Former name				
(Pronunciation)	[omitted in translation]			
Former address or head office location				
Individual	Date of birth		(pronunciation)	[omitted in translation]
			Office's name	
	Occupation		Office's address	
Judicial person	Date of incorporation August 27, 1937		(pronunciation)	[omitted in translation] / Title of Representative: President.
			Name of representative	Fujio Cho
	Business purposes	The manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.		
Place to contact and name of person in charge	Toyoaki Kawaji, Project General Manager of Planning Department, Accounting Division			
			Telephone number	0565 (28) 2121

3. Holding purposes (g)

For strategic investment (maintenance and development of the business relationship)

Form No. 1 (1)

Form No. 1 (2)

Company code of issuing company	6206

Page number/Total page number	2/10

Name of submitter (Substantial Shareholder)	Toyota Motor Corporation

4. Breakdown of stock, etc. held by the submitter (h)

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares	33,202,631 shares	— shares	— shares
Warrants	A — shares		H shares
Warrant securities	B — shares		I shares
Convertible bonds	C 4,596,622 shares		J shares
Bonds with warrants	D — shares		K shares
Covered warrants relating to applicable securities	E —		L
Depositary receipts representing ownership interest in shares	—		
Other related depositary receipts	F —		M
Bonds redeemable by applicable securities	G —		N
Total	O 37,799,253 shares	P — shares	Q — shares

Number of shares, etc., which were transferred through a margin transaction and which are to be deducted	R —
Number of held shares, etc., (Total)(O+P+Q-R)	S 37,799,253
Number of potentially diluted shares held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	T 4,596,622

Total number of issued and outstanding shares (as of January 31, 2002)	U 132,939,520 shares
Percentage of shares, etc. held by the above-stated submitter (S/(T+U)x100)	27.48 %
Percentage of shares, etc. held stated in preceding report	27.48 %

5. Conditions concerning acquisition or disposal during the last sixty (60) days of shares, etc. issued by issuing company(i)

Date	Kind of stock, etc.	Number	Distinction between acquisition and disposal	Unit Price
Not Applicable			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	

Form No. 1 (3)

Company code of issuing company	6206

Page number/Total page number	3/10

Name of submitter (Substantial Shareholder)	Toyota Motor Corporation

6. Material agreements including security agreements related to the shares, etc. (l)

Not Applicable

7. Funds for acquiring held shares, etc. (k)

(1) Breakdown of funds for acquisition

Amount of own funds (¥1,000)	R 10,965,734	Total amount of borrowed funds (¥1,000)	S —

Other funds (specifically)	Not Applicable
Total amount of other funds (¥1,000)	T —

Total amount of funds for acquisition (R+S+T) (¥1,000)	10,965,734

(2) Breakdown of loans

Number	* Name (Name of branch)	Type of business	* Name of representative	* Location	"Purpose" of borrowing	Amount (¥1,000)
1	Not Applicable				* 12	
2					* 12	
3					* 12	
4					* 12	
5					* 12	
6					* 12	
7					* 12	
8					* 12	
9					* 12	
10					* 12	

[TRANSLATION]

Form No. 1 (1)

Amendment No.6 (a)

(Report in accordance with Article 27-25, Paragraph 1 of the Securities and Exchange Law)

Acceptance			
Accepting Local Finance Bureau	Accepted Year	Local Finance Bureau in Charge	Number

To: Director of Tokai Local Finance Bureau

Name (b)

Address or head office location (b)

Effective date of reporting duty February 13, 2002 (c)

Submitted on February 19, 2002

I. Matters Regarding Submitter

1. Issuing company (d)

Name of issuing company	Toyoda Machine Works, Ltd.	Company code	6206
		*①. Listed	2.Over-the-counter
Listed securities exchange	* ①. Tokyo ②. Osaka ③. Nagoya 4. Fukuoka 5. Sapporo		
Head office location	1, Asahi-machi 1-chome, Kariya City, Aichi		

Page number/Total page number	4/10
Total number of submitter and joint holders	2
Submitting method (e)	* ①. Jointly 2. Others

2. Submitter (Substantial Shareholder) (f)

* 1. Individual ②. Judicial person (①. Joint stock company 2. Limited liability company 3. Other ( ))				
(Pronunciation)	[omitted in translation]			
Name	Daihatsu Motor Co., Ltd.			
(Pronunciation)	[omitted in translation]			
Address or head office location	1-1, Daihatsu-cho, Ikeda City, Osaka, 563-8651			
(Pronunciation)	[omitted in translation]			
Former name				
(Pronunciation)	[omitted in translation]			
Former address or head office location				
Individual	Date of birth	(pronunciation)	[omitted in translation]	
		Office's name		
	Occupation	Office's address		
Judicial person	Date of incorporation March 1, 1907	(pronunciation)	[omitted in translation]	Title of Representative President
		Name of representative	Takaya Yamada	
	Business purposes	The manufacture, sale, leasing and repair of motor vehicles, industrial vehicles, other various vehicles, and parts thereof, etc.		
Place to contact and name of person in charge	Michiro Morita, Director and General Manager of Accounting Division			
		Telephone number	0727 (54) 3062	

3. Holding purposes (g)

For strategic investment (maintenance and development of the business relationship)

Form No. 1 (2)

Company code of issuing company	6206

Page number/Total page number	5/10

Name of submitter (Substantial Shareholder)	Daihatsu Motor Co., Ltd.

4. Breakdown of stock, etc. held by the submitter (h)

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares	20,461 shares	— shares	— shares
Warrants	A — shares		H shares
Warrant securities	B — shares		I shares
Convertible bonds	C — shares		J shares
Bonds with warrants	D — shares		K shares
Covered warrants relating to applicable securities	E —		L
Depositary receipts representing ownership interest in shares	—		
Other related depositary receipts	F —		M
Bonds redeemable by applicable securities	G —		N
Total	O 20,461 shares	P — shares	Q — shares

Number of shares, etc., which were transferred through a margin transaction and which are to be deducted	R —
Number of held shares, etc., (Total)(O+P+Q-R)	S 20,461
Number of potentially diluted shares held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	T —

Total number of issued and outstanding shares (as of January 31, 2002)	U 132,939,520 shares
Percentage of shares, etc. held by the above-stated submitter (S/(T+U)x100)	0.02 %
Percentage of shares, etc. held stated in preceding report	0.02 %

5. Conditions concerning acquisition or disposal during the last sixty (60) days of shares, etc. issued by issuing company(i)

Date	Kind of stock, etc.	Number	Distinction between acquisition and disposal	Unit Price
Not Applicable			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	
			* 1 Acquisition 2 Disposal	

Form No. 1 (3)

Company code of issuing company	6206

Page number/Total page number	6/10

Name of submitter (Substantial Shareholder)	Daihatsu Motor Co., Ltd.

6. Material agreements including security agreements related to the shares, etc. (j)

Not Applicable

7. Funds for acquiring held shares, etc. (k)

(1) Breakdown of funds for acquisition

Amount of own funds (¥1,000)	R —	Total amount of borrowed funds (¥1,000)	S —

Other funds (specifically)	Not Applicable

Total amount of other funds (¥1,000)	T —

Total amount of funds for acquisition (R+S+T) (¥1,000)	—

(2) Breakdown of loans

Number	* Name (Name of branch)	Type of business	* Name of representative	* Location	"Purpose" of borrowing	Amount (¥1,000)
1	Not Applicable				* 12	
2					* 12	
3					* 12	
4					* 12	
5					* 12	
6					* 12	
7					* 12	
8					* 12	
9					* 12	
10					* 12	

[TRANSLATION]

Form No. 1 (1)

Amendment No.6 (a)

(Report in accordance with Article 27-25, Paragraph 1 of the Securities and Exchange Law)

Acceptance			
Accepting Local Finance Bureau	Accepted Year	Local Finance Bureau in Charge	Number

To: Director of Tokai Local Finance Bureau

Name (b)

Address or head office location (b)

Effective date of reporting duty February 13, 2002 (c)

Submitted on February 19, 2002

I. Matters Regarding Submitter

1. Issuing company (d)

Name of issuing company	Toyoda Machine Works, Ltd.	Company code	6206
		*①. Listed	2. Over-the-counter
Listed securities exchange	* ①. Tokyo ②. Osaka ③. Nagoya 4. Fukuoka 5. Sapporo		
Head office location	1, Asahi-machi 1-chome, Kariya City, Aichi		

Page number/Total page number	7/10
Total number of submitter and joint holders	2
Submitting method (e)	* ①. Jointly 2. Others

2. Submitter (Substantial Shareholder) (f)

* 1. Individual ②. Judicial person (①. Joint stock company 2. Limited liability company 3. Other ( ))					
(Pronunciation)	[omitted in translation]				
Name	Hino Motors, Ltd.				
(Pronunciation)	[omitted in translation]				
Address or head office location	1-1, Hinodai 3-chome, Hino City, Tokyo, 191-8660				
(Pronunciation)	[omitted in translation]				
Former name					
(Pronunciation)	[omitted in translation]				
Former address or head office location					
Individual	Date of birth		(pronunciation)	[omitted in translation]	
			Office's name		
	Occupation		Office's address		
Judicial person	Date of incorporation May 1, 1942		(pronunciation)	[omitted in translation]	Title of Representative President
			Name of representative	Tadaaki Jagawa	
	Business purposes	The manufacture and sale of trucks and buses, and development, designing of products related thereto and offering of other services, etc.			
Place to contact and name of person in charge	Takatoshi Ishigami, General Manager of Accounting Division				
			Telephone number	042 (586) 5140	

3. Holding purposes (g)

For strategic investment (maintenance and development of the business relationship)

Form No. 1 (2)

Company code of issuing company	6206

Page number/Total page number	8/10

Name of submitter (Substantial Shareholder)	Hino Motors, Ltd.

4. Breakdown of stock, etc. held by the submitter (h)

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares	0 shares	— shares	— shares
Warrants	A — shares		H shares
Warrant securities	B — shares		I shares
Convertible bonds	C — shares		J shares
Bonds with warrants	D — shares		K shares
Covered warrants relating to applicable securities	E —		L
Depositary receipts representing ownership interest in shares	—		
Other related depositary receipts	F —		M
Bonds redeemable by applicable securities	G —		N
Total	O 0 shares	P — shares	Q — shares

Number of shares, etc., which were transferred through a margin transaction and which are to be deducted	R	—
Number of held shares, etc., (Total)(O+P+Q-R)	S	0
Number of potentially diluted shares held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	T	—

Total number of issued and outstanding shares (as of January 31, 2002)	U 132,939,520 shares
Percentage of shares, etc. held by the above-stated submitter (S/(T+U)x100)	— %
Percentage of shares, etc. held stated in preceding report	0.03 %

5. Conditions concerning acquisition or disposal during the last sixty (60) days of shares, etc. issued by issuing company(i)

Date	Kind of stock, etc.	Number	Distinction between acquisition and disposal	Unit Price
February 7, 2002	Shares of Common Stock	26,000 shares	*1 Acquisition ② Disposal	—
February 8, 2002	Shares of Common Stock	16,175 shares	*1 Acquisition ② Disposal	—
February 13, 2002	Shares of Common Stock	286 shares	*1 Acquisition ② Disposal	¥456
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	

Form No. 1 (3)

Company code of issuing company	6206

Page number/Total page number	9/10

Name of submitter (Substantial Shareholder)	Hino Motors, Ltd.

6. Material agreements including security agreements related to the shares, etc. (j)

Not Applicable

7. Funds for acquiring held shares, etc. (k)

(1) Breakdown of funds for acquisition

Amount of own funds (¥1,000)	R —	Total amount of borrowed funds (¥1,000)	S —

Other funds (specifically)	Not Applicable

Total amount of other funds (¥1,000)	T —

Total amount of funds for acquisition (R+S+T) (¥1,000)	—

(2) Breakdown of loans

Number	* Name (Name of branch)	Type of business	* Name of representative	* Location	"Purpose" of borrowing	Amount (¥1,000)
1	Not Applicable				* 12	
2					* 12	
3					* 12	
4					* 12	
5					* 12	
6					* 12	
7					* 12	
8					* 12	
9					* 12	
10					* 12	

Form No. 1 (6)

Company code of issuing company	6206

Page number/Total page number	10/10

Name of submitter (Substantial Shareholder)	Toyota Motor Corporation

Total number of submitter and joint holders	2
Submitting method	* ①. Jointly 2. Others

III. Summary List Regarding Submitter and Joint Holders

1. Submitter and joint holders (n)

Toyota Motor Corporation		
Daihatsu Motors Co., Ltd.		

2. Breakdown of stock, etc. held by the submitter and the joint holders (o)

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Stock	33,223,092 shares	— shares	— shares
Warrants	A — shares		H shares
Warrant securities	B — shares		I shares
Convertible bonds	C 4,596,622 shares		J shares
Bonds with warrants	D — shares		K shares
Covered warrants relating to applicable securities	E —		L
Depositary receipts representing ownership interest in shares	—		
Other related depositary receipts	F —		M
Bonds redeemable by applicable securities	G —		N
Total	O 37,819,714 shares	P — shares	Q — shares

Number of stock, etc. which were transferred through a margin transaction and which are to be deducted	R —
Number of held shares, etc. (Total)(O+P+Q-R)	S 37,819,714
Number of potentially diluted shares held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	T 4,596,622

Total number of issued and outstanding shares (as of January 31, 2002)	U 132,939,520 shares
Percentage of shares, etc. held by the above-stated submitter and join holders (S/(T+U)x100)	27.50 %
Percentage of shares, etc. held stated in preceding report	27.53 %

III

[Translation]

February 27, 2002

To Whom It May Concern:

Toyota Motor Corporation
Toyota Woodyou Home Corporation

Notice Concerning Exchange of Shares

Today, Toyota Motor Corporation ("TMC") and Toyota Woodyou Home Corporation ("TWH") have decided at their respective meetings of the board of directors, that TWH will become a wholly owned subsidiary of TMC through a share exchange expected to take place on October 1, 2002, and we hereby inform you as follows.

1. Purpose of Exchange of Shares

TMC and TWH have agreed on TWH's becoming a wholly owned subsidiary of TMC for the purpose of strengthening the sales structure and establishment of a more efficient business structure in order to deal with the housing market in which competition is expected to become more intensified.

TMC and TWH intend that TWH become a leading company having No.1 sales in the region and to ensure future growth and profitability by using their respective managerial resources to the greatest extent.

2. Conditions of Share Exchange and Others

(1) Calendar for Share Exchange (Schedule)

February 27, 2002	Conclusion of share exchange memorandum
In mid-May 2002	Conclusion of share exchange agreement
In late June 2002	TWH Ordinary General Shareholders' Meeting (to approve the share exchange agreement)
October 1, 2002	Date of share exchange

(Note) In accordance with the provision of Paragraph 1, Article 358 (Simplified Procedures for Share Exchange) of the Commercial Code, TMC will not make a resolution on the share exchange at the shareholders' meeting.
(Note) Share of TWH will be delisted on September 25, 2002 (scheduled).

(2) Share Exchange Ratio

The share exchange ratio will be decided as soon as possible, based on the appraisal by an external institution.

(3) Facts about TMC and TWH

(1) Company name	Toyota Motor Corporation (Parent company)	Toyota Woodyou Home (Wholly owned subsidiary)
(2) Description of business	The manufacture and sale of motor vehicles and other transportation machinery and apparatus, and house and house-related machinery and apparatus, etc.	Construction and sale of custom-built houses, sale and purchase, lease and brokerage of real estate, and development and sale of software, etc.
(3) Date of incorporation	August 1937	March 1969
(4) Address of head office	1 Toyota-cho, Toyota City, Aichi Prefecture	1-9, Higashi-Shukugo 3-chome, Utsunomiya City, Tochigi Prefecture
(5) Representative	Fujio Cho, President	Masashi Nakatsu, President
(6) Share capital (as of September 30, 2001)	JPY 397,049 million	JPY 6,350 million
(7) Total number of issued and outstanding shares (as of September 30, 2001)	3,649,997,492 shares	22,290,871 shares
(8) Shareholders' equity (as of September 30, 2001)	JPY 5,612,186 million	JPY 16,097 million
(9) Total assets (as of September 30, 2001)	JPY 8,023,579 million	JPY 41,107 million
(10) Close of accounting	March 31 of each year	March 31 of each year
(11) Number of employees (as of September 30, 2001)	65,029	382
(12) Main customers	Sold to: Domestic regional sales subsidiaries Overseas distributors Supplier: Denso Corporation Aisin Seiki Co., Ltd.	Sold to: Ordinary customers Supplier: Japan Kenzai Co., Ltd Tostem Corporation Asahi Glass Kita-Kanto Housing Materials Co., Ltd.
(13) Major shareholders and shareholding ratio (as of September 30, 2001)	Toyota Industries Corporation 5.4% Sumitomo Mitsui Banking Corporation 5.1% UFJ Trust Bank Limited 4.3% Nippon Life Insurance Co. 4.2% The Chuo Mitsui Trust and Banking Company, Ltd. 4.0%	TMC 48.1% The Ashikaga Bank, Ltd. 4.4% Masashi Nakatsu 3.3% Minichi Akutsu 2.4% Employee Stockholding Association of TWH 1.9%
(14) Main banks	Sumitomo Mitsui Banking Corporation UFJ Bank Limited	The Ashikaga Bank, Ltd. UFJ Bank Limited Sumitomo Mitsui Banking Corporation The Fuji Bank, Limited
(15) Relation between TMC and TWH	Capital relation	TMC is the largest shareholder of TWH holding 48.14% equity therein.
	Personnel relation	One officer holds an office in both companies.
	Business relation	The sales of TWH to TMC was JPY 290 million in fiscal year 2001 ending March 31, 2001.

(16) Business results (consolidated) of the three most recent fiscal years

(million yen)

	TMC			TWH		
Fiscal year	FY1999 (April 1998 through March 1999)	FY2000 (April 1999 through March 2000)	FY2001 (April 2000 through March 2001)	FY1999 (April 1998 through March 1999)	FY2000 (April 1999 through March 2000)	FY2001 (April 2000 through March 2001)
Net sales	12,749,008	12,879,561	13,424,423	15,393	18,357	18,330
Operating income/ (loss)	774,945	775,982	870,131	(675)	110	314
Ordinary income/ (loss)	771,885	797,058	972,273	(937)	(112)	(78)
Net income/ (loss)	356,180	406,798	471,295	(2,134)	(513)	(1,617)
Net income/(loss) per share (yen)	94.21	109.95	127.88	(95.77)	(23.03)	(72.56)
Annual dividend per year (yen)	23	24	25	0	0	0
Shareholders' equity per share (yen)	1,642.90	1,841.53	1,956.57	830.72	809.15	736.34

3. Situation after Share Exchange

(1) Paid-in Capital

The matters regarding the capital of TMC, which will be increased by this share exchange, will be discussed between the two parties.

(2) Anticipated Effect on the Business Results

The anticipated effect on TMC's consolidated business results due to this share exchange will be minor.

# # #

Please contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
(0565) 23-1520~4 (Head Office)
(052) 952-3461~3 (Nagoya)

TWH, Management Planning Division at
(028) 627-3531 (Tochigi)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation



By: ______________________

Name: Takanori Matsuo

Title: General Manager, Accounting Division

Date: February __, 2002